Exhibit 99.17

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 21 March 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 331.3425 pence per ordinary share.